Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Filer: Square, Inc.

Subject Companies:

Square, Inc.

(Commission File No. 001-37622)

Afterpay Limited

August 2, 2021

The following transcript is from the Second Quarter 2021 earnings call of Square, Inc. (“Square”), held on August 2, 2021.

CORPORATE PARTICIPANTS

Jason Lee, Vice President, Head of Finance & Strategy, Seller Business and Head of IR Investor Relations, Square, Inc.

Jack Dorsey, Chief Executive Officer and Chairman, Square, Inc.

Nick Molnar, Co-Chief Executive Officer and Co-Founder, Afterpay Limited

Amrita Ahuja, Chief Financial Officer, Square, Inc.

CONFERENCE CALL PARTICIPANTS

Lisa Ellis, MoffettNathanson

Tien-Tsin Huang, JPMorgan Chase & Co. Inc.

Darrin Peller, Wolfe Research

Timothy Chiodo, Credit Suisse

Bryan Keane, Deutsche Bank

Ramsey El-Assal, Barclays Investment Bank

Jason Kupferberg, Bank of America

PRESENTATION

Jason Lee

Thanks for joining our Second Quarter 2021 Earnings call during which we will discuss Square’s planned acquisition of Afterpay. We have Jack and Amrita with us today. Also joining us on the call is Nick Molnar, Co-CEO and Co-Founder of Afterpay. We will begin this call with some remarks before opening the call directly to your questions.

We would like to remind everyone that we will be making forward-looking statements on this call. Actual results could differ materially from those contemplated by our forward-looking statements. Reported results should not be considered as an indication of future performance.

Please take a look at our filings with the SEC and the investor deck and press release about our planned acquisition on our IR website for a discussion of the factors that could cause our results to differ. Also, note that the forward-looking statements on this call are based on information available to us as of today’s date. We disclaim any obligation to update any forward-looking statements, except as required by law. During this call, we will provide preliminary gross profit growth results for the month of July.

These represent our current estimate for July performance as we have not yet closed our accounting financials for the month of July, and our monthly results are not subject to interim review by our auditors. As a result, actual July results may differ from these estimates. We may also discuss financial metrics for Afterpay, which are available on Afterpay’s public filings.

Also, we will discuss certain non-GAAP financial measures during this call. Reconciliations to the most directly comparable GAAP financial measures are provided in the shareholder letter on our Investor Relations website. These non-GAAP measures are not intended to be a substitute for our GAAP results.

Finally, we are providing a slide presentation to accompany our commentary on the transaction. This conference call is also being webcast, and both the presentation and the call are available through the Investor Relations section in our website. An audio replay of this call will be available on our website shortly after the conversation of the call.

With that, I’d like to turn it over to Jack.

Jack Dorsey

Thanks, Jason, thank you, everyone for joining us today.

Before we discuss our plans to acquire Afterpay, which we announced yesterday, I’d like to first share a few highlights from the quarter.

Continuing our commitment to expand access to financial tools and services, in July, we launched Square Banking for our U.S. sellers. This new suite of products will help business owners better manage their cash flow and get more out of their money. Square Banking now includes three core products - two deposit accounts, Square Savings and Square Checking - joining Square’s existing lending products now called Square Loans. By offering a central banking tool that integrates seamless reseller solutions, like payments and Square payroll, sellers now have a unified view of their payments, balances, expenses and financing options.

We also announced the launch of a new business to Square - its name is TBD - which will focus on building an open developer platform with the goal making it easy to create non-custodial, permissionless and decentralized financial services. Our primary focus is on bitcoin, driven by our belief that bitcoin has massive potential to level the playing field for all. We’re going to make our development process completely transparent to the public. We plan to share updates publicly in real-time as we have them.

Now on to yesterday’s acquisition announcement. Today’s an important day for Square, for Afterpay and for what we can do together to better serve our customers. Through this transaction, we will be uniting two companies with a shared focus on economic empowerment and financial inclusion and taking the important opportunity to connect our two largest business units, Seller and Cash App. By integrating Afterpay in the Seller and Cash App, we plan to combine complementary businesses while also accelerating even stronger connections and driving more commerce across both ecosystems.

Increasingly, we’re seeing strong demand for buy-now, pay-later for both merchants and consumers, and rapid adoption amongst both, especially among younger consumers. This new financial service gives more control to individuals and merchants and is one we want to make part of our combined ecosystem. It’s a simple idea. It enables sellers, customers to pay for purchases later, interest free, without having to use traditional credit sources while helping to drive more omnichannel sales to the seller. Afterpay has built this out as a seller tool and combine that with a flexible, responsible payment method for consumers that also includes merchant discovery.

As of June 30, Afterpay served more than 16 million consumers and nearly 100,000 merchants globally, with huge opportunities for growth on both sides, and growth in one helps the other. Just like the rest of our ecosystem today. The omni compatibility of our businesses who had been drawn from the start to Afterpay’s founder-led, entrepreneur team. Afterpay’s Co-Founder and Co-CEO, Nick and Ant, had built an authentic, thoughtful and visionary team focused on economic empowerment. It’s been incredible to witness how effortlessly our conversations closed around shared ideas and visions. Every conversation has raised the bar on what we can all do together and our strong collaboration will well serve our integration process. I’m thrilled that, upon closing, Nick and Ant will join Square and help lead Afterpay’s respective merchant and consumer efforts as part of Square’s Seller and Cash App teams, and I’m excited to see what we can build together.

With that, I’d like to turn the call over to Nick to tell you more about Afterpay.

Nick Molnar

Thank you very much, Jack. Hi, everyone.

It’s an absolute pleasure to be here today back in the U.S. and just in time to calling out the next phase of our incredible journey. I’m here today because of my Co-Founder and Co-CEO, Anthony Eisen, who only a few years ago sat down with me over some veggie melt on toast around his kitchen table to discuss how we could improve the financial well-being of the next generation to empower them to spend responsibly without having to revolve in debt, interest payments or service fees. I’m thankful everyday that Ant and my paths crossed and that we and our families have had the privilege to go on this journey together. It’s been an incredible (inaudible) since, ending our fiscal year 2021 nearly doubling our business year-on-year building a loyal base of Afterpayers who loved the product and a network of more than 100,000 merchants who see increased retail opportunity through our partnership and notwithstanding the recent challenges in the global economy.

I couldn’t be more proud of what we’ve achieved so far and know that with yesterday’s announcement there is so much more to come. We’ve been long admirers of the Square team and in many ways have lived parallel journeys as entrepreneurs focused on creating financial empowerment for consumers and businesses alike. As we’ve gotten to know each other better, the scale and shape of our businesses, the synergies in our products and our shared purpose, it’s abundantly clear that we’re at the start of an amazing partnership and I know our team across the globe will share my excitement and enthusiasm of the opportunity to come.

We started Afterpay having met by chance as neighbors in Sydney. Both Ant and I were passionate about developing an alternative to traditional finance and credit products. Having seen first hand the impact of the global financial crisis and knowing that many millennial and Gen Z consumers were looking out for an alternative to traditional credit, we saw a way to empower consumers to responsibly buy what they wanted with their own money and to drive incremental value to merchants.

Since then, Afterpay has become a leader in the global buy-now, pay-later space. We have flipped the traditional credit model on its head to drive significant value to both merchants and consumers. Our product and approach is simple to sign up within minutes, make your first purchase via in-store, online or app and repay in four equal installments. When you sign up to Afterpay, we don’t conduct a credit check or ask you to jump through any hoops. Our model is based on trust. You start with a lowest spending limit that increases over time and reflects good repayment behavior.

Afterpay consumers share a deep loyalty and affinity with our product and brand. They opt to pay their purchases frequently across many retailers and verticals. It’s this frequency with which our consumers use Afterpay that fully differentiates us and shows the power of our product and platform. On average, our top 10% of consumers globally used Afterpay more than 30 times in the U.S. and 60 times in Australia in financial year 2021.

And for merchants, whether they’re large enterprise or small to medium sized businesses, we truly partnered to help grow their business. We have driven higher average order values, greater basket sizes and the additional and new and repeat customers often who within 24 or 48 hours of going live. Above the value of our core payment proposition, in FY21, Afterpay drove over 1 million leads on average per day and after the key marketing customer acquisition channel for our global retailers in attracting this highly valuable next-generation consumer.

As Ant and I have gotten to know the Square team better, what’s become clear is how aligned we are, not just in our business but the way we think, live and breathe our mission. In almost every conversation we’ve been focused on creating a better way for people to spend, save and do business, with the intent of building greater financial well-being. And the brilliant thing is that both of our companies share this commitment. By bringing together our platform with Square, we know we can leverage our combined strength to continue to connect both sides of the economic equation so that everyone shared in great outcomes.

As we look forward, there are a number of ways in which our businesses can achieve shares and even greater success. Our business is highly complementary across segments, products, channels and geographies. This combination will further expand our combined opportunity across small, medium and enterprise businesses, consumer banking and financial services, wider retail categories in both online and in-person commerce. Both Square and Afterpay resonate strongly with the millennials and Gen Z consumers, and we’re excited of the opportunity for the Afterpay products to be offered to a growing base of more than 70 million annual active cash out customers whose lifestyles, preferences and views are shared and very familiar with us.

These consumers will increase the reach for our retail partners and the marketing value we can drive to their businesses. Likewise, our merchant bases are very complementary to the millions of sellers that use Square to run and grow their businesses today. We believe we can introduce a number of up-market and global sellers to the Square business. And as merchants and consumers increasingly look for seamless in-store and online experiences, I am confident that together we can really maximize the strength of our omnichannel offerings, complementary technology and expertise.

Yesterday’s announcement marks the start of an incredible opportunity to unlock the next phase of growth in our business. The compelling transaction provides our shareholders with the opportunity to participate in the future growth of an innovative company aligned with our vision. Importantly, our Australian Afterpay shareholders will still be able to maintain exposure to the growth and value creation of the combined company through owning Square shares or CDIs. I know both Ant and I are incredibly excited to join the Square team upon completion of the transaction and help lead Afterpay’s respective merchant and consumer efforts as part of the Square Seller and Cash App efforts.

Thank you to the Square team for picking up a conversation with two Aussie entrepreneurs and seeing the strength of our combined opportunity. I can’t wait to see where we take this.

And now, over to Amrita.

Amrita Ahuja

Thanks, Nick.

We believe this is a transformative opportunity for our combined companies. There are three topics I’d like to cover regarding the proposed Afterpay acquisition. First, the strength of the Afterpay business. Second, the complementary aspects of our merchant and consumer ecosystems. And third, the profound growth opportunity we see together.

Afterpay has distinguished itself as a category leader in buy-now, pay-later with a product that is well-positioned for secular shifts among merchants and consumers. First, greater consumer and merchant adoption has enabled Afterpay to deliver remarkable growth, with revenue up approximately four times over the last two years. We see a number of levers to help drive continued growth for Afterpay: first in terms of ongoing secular growth of buy-now, pay-later in e-commerce, and second, in terms of Afterpay’s future growth adjacencies. Second, Afterpay’s business has strong cohort economics, providing a durable foundation for growth. Across its merchant and consumer base, Afterpay has delivered positive GMV retention and increased purchase frequency over time with strong payback and returns on acquisition spend. These fundamentals mirror the dynamics in our cash app and seller ecosystems around growing engagement and strong returns.

Next, we’re excited by our compelling cross-sell opportunities. By integrating Afterpay directly into our cash app and seller ecosystems, we can expand each brand’s customer base, strengthen each other’s products and build connections. On the consumer side, the addition of Afterpay embeds commerce more directly into cash app. Afterpay’s merchant base will have access to four times more consumers and cash app will have access to 16 million Afterpay consumers, who represent a complementary demographic base. On the merchant side, we will introduce Square sellers to Afterpay’s buy-now, pay-later offering, which expands Afterpay more deeply into new verticals and in-person commerce.

Turning to the financial impact from the deal. We’re excited about the meaningful growth opportunity Afterpay will add. With year-over-year gross profit growth of 96% in the last 12 months ended June 30, we expect Afterpay to be accretive to gross profit growth in the first year after closing. Afterpay is a younger business and earlier in ramping its profitability, so we expect a modest decrease to Adjusted EBITDA margins in the first year after closing. Historically, our investments behind strong cohort economics have driven compounding profitable growth. We similarly intend to invest behind Afterpay’s strong returns to unlock the significant synergies we see ahead.

Under the terms of the agreement, Square will acquire Afterpay for approximately US$29 billion, where Afterpay shareholders will receive a fixed exchange ratio of 0.375 shares of Square Class A common stock for each ordinary share of Afterpay they own. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions, including regulatory approval and approval by shareholders of both companies. And of course, the stock-based consideration of this transaction not only strongly aligns Management incentives but also enables shareholders of both Square and Afterpay to participate in future upside opportunity.

We believe the combination of Square and Afterpay will benefit our customers and the long-term profitable growth of our Company.

I’ll now provide a brief overview of Square’s financial results in the second quarter before we take your questions.

In the second quarter, our ecosystems delivered gross profit of $1.14 billion, an increase of 91% year-over-year, which was our strongest quarterly gross profit growth as a public company. On a two-year compound annual growth rate, or CAGR basis, which helps normalize for the impact of the pandemic on 2020 results, this was an increase of 57%, a slight improvement from the first quarter. Net income was $204 million and Adjusted EBITDA was $160 (phon) million.

Taking a look at performance for each ecosystem. Cash App generated gross profit of $546 million, an increase of 94% year-over-year, or 128% on a two-year CAGR basis. Growth in the quarter benefited from Cash Apps growing an engaged base of customers. We ended the quarter with 40 million monthly transacting actives in June, with nearly two thirds of our monthly actives being weekly actives, an engagement figure we’ve seen increase over time. We also saw significant increase in annualized gross profit per monthly active, which was $55 in the second quarter, up 2.5 times from two years ago and up a third from two quarters ago, primarily driven by growth in inflows.

Now to our Seller business, which generated gross profit of $585 million, an increase of 85% year-over-year, or 30% on a two-year CAGR basis. Even as we saw regional reopenings and a strong recovery in card-present volumes during the quarter, GPV from online channels has continued to remain strong, growing nearly 50% in the second quarter. We also continue to make progress driving growth with larger sellers. In the second quarter, midmarket GPV doubled from the same period in 2019, representing more than one third of total seller GPV.

Next, we wanted to share trends for both ecosystems in July. For Cash App, we expect gross profit growth of greater than 110% on a two-year CAGR basis, or approximately 20% year-over-year. Remember, July is our toughest year-over-year comp for Cash App this year. On a two-year CAGR basis, we saw some moderation in Cash App’s growth from 128% in the first quarter, and this may continue to normalize in future quarters, depending on how consumers’ spending power trends.

For Seller, we expect gross profit growth of more than 45% year-over-year, and a two-year CAGR of 29%, roughly in line with the 30% of the second quarter. Seller GPV trends have continued to vary by region. Although the world has experienced rising COVID cases in certain regions, particularly outside of the U.S., we haven’t seen this impact overall GPV trends materially through July. We’ll continue to track in real-time and we recognize further regional restrictions could affect our business performance.

Finally, on to where we’re focusing our investments in 2021. On the back of strong momentum in gross profit growth, profitability and encouraging trends on investments—in returns on investment in the first half of 2021, we intend to increase our investments in the second half of the year. Across 2021, we now expect to invest an incremental $1.1 billion to $1.2 billion in non-GAAP operating expenses excluding risk loss, which is growth of 55% year-over-year at the midpoint.

In summary, with the momentum we’ve seen in the first half of 2021, we are very excited about the opportunities that lie ahead, not only for Cash App and Seller ecosystems but also the opportunities we have by integrating Afterpay across them. We believe together we can make more meaningful connections between our consumer and merchant ecosystems that ultimately serve our communities.

With that, I’ll turn it over to questions.

Operator

Thank you. Lisa, please open your line. Your line is open.

Lisa Ellis

Terrific. Thank you. Can you hear me? Congratulations and thanks for taking my question. There’s a number of successful BNPL players globally and Square also has historically built a lot of capabilities in-house. Can you just talk about what factors led you to decide that Afterpay specifically is the best fit for Square versus alternative BNPL players who are doing organic investments? Thank you.

Jack Dorsey

Yes, absolutely. Thanks, Lisa. As you mentioned, the space is getting more and more crowded and obviously there’s a lot of different services and solutions out there. We started with what Nick and Ant has built and how ambitious and entrepreneurial and innovative they’ve been. They were extremely early in the space, helped define a lot of it and really raised the bar on what everyone else is doing. So we’re impressed by the vision, by their ambition, by the entrepreneurship.

I think the other big thing for us is making sure that—we’ve talked on this call a lot about how to connect our two biggest ecosystems, Seller and Cash App, and this was a clear fit in the way that they built their model out, a simple merchant tool and some incredible discovery for consumers.

So, for consumers, Afterpay offers truly interest-free products, it doesn’t require any credit history, something vastly different from what we’ve seen with other buy-now, pay-later products, and this allows broader access to consumers while helping them spend a lot more responsibly. So that goes towards our purpose of economic empowerment. And for merchants, Square has always asked the question, how can we help our merchants make more sales, and that was exactly the question that Afterpay has been asking, providing them a way to generate leads through the Afterpay app, which has helped them improve conversion rates, increase their transaction sizes and led to repeat purchases and repeat customers.

So, this allows Afterpay to reach more than 60 million consumers and 100,000 merchants globally. So, we’re looking at the field, this is an obvious connection between the seller and cash app, hence the need to build on top of an ecosystem model. There’s a clear fit into our model that makes it even stronger for us and the team they built is incredible, creative, innovative and ambitious and we just saw this as a perfect move for both companies.

Amrita Ahuja

And Lisa, I’d add a few...

Lisa Ellis

Thank you. Good luck.

Amrita Ahuja

... comments to that as well. We’ve been really impressed with the strong business fundamentals that Afterpay has demonstrated. Of course, we look at the combination of both growth and cohort economics. What we see here in the cohort economics is growing engagement amongst consumers. After onboarding, consumers transact more frequently each year that they’re on the platform with some of the older cohorts from Australia and New Zealand transacting 30 times per year. We also look at the international expansion that this team has executed and demonstrated. Afterpay has shown an ability to grow quickly into regions, including the U.S., which has been its fastest growing market to date. And then the alignment to the strategic priorities of Cash App and Seller, where Afterpay’s buy-now, pay-later product can help strengthen our existing ecosystems and we can help Afterpay expand with small and medium size businesses and in person and in additional verticals.

So, these volume metrics that Afterpay has demonstrated with merchants, whether it’s 25% uplift in transaction size or 20% uplift in conversion rates and in purchase frequency, and lead generation they’ve demonstrated for merchants with a million leads per day, as Nick said, these are stats of a healthy foundation on which we can built together to accelerate growth across both the Afterpay ecosystem as well as Cash and Seller.

Lisa Ellis

Thank you and congrats again.

Operator

Thank you. Our next question comes from Tien-Tsin Huang from JP Morgan. Tien, please go ahead, your line is open.

Tien-Tsin Huang

Thanks so much and definitely congrats on the deal here. A lot of synergies to think about. I was hoping to get—Nick, good to have you on the call. Nick, your perspective on what synergies you’re most excited about. And then maybe same thing for you, Jack. What are you excited about from a synergy standpoint? If you could rank the top things? Just curious, how long will the Afterpay founders stay on on the deal as we’re thinking about integration here? Thanks.

Nick Molnar

Yes. Absolutely. Thanks Tien-Tsin. Nice to hear from you. From an Afterpay perspective, Square absolutely helps us accelerate our priorities of long-term growth and particularly in the U.S. If you think of both sides of the equation, Square’s Seller business can help us drive a more diverse set of retail verticals beyond just retail where we’re primarily orientated. So to have millions of sellers on one side of the equation to help us expand further into in-person commerce and serving SMB merchants is a critical focus for us on the merchant side. And then when you think about the Cash App consumer side of the equation, Cash App brings us a highly engaged customer base, a annual transacting of 70 million, and the broad ecosystem of products allows us to really lean into how we drive value for both our consumers and our retailers.

So, as Amrita mentioned before, Afterpay on average delivered a million leads per day as a result of 16 million annual active consumers over the last 12 months. So, to be able to have a partner like Cash App that has a significantly larger consumer base, we firmly believe we can drive significantly increased value to our retailers beyond what we do today.

Just the second question, just on Ant and myself, and I hope Ant (inaudible) speaking on his behalf. But we’ve been just increasingly excited as conversations progressed. We’re as excited today as the day we started the organization and I really (inaudible) to Jack, Amrita, Brian, Alyssa and the whole Square team. The alignment of mission, vision, culture and values was just imminently apparent when we got to know each other and can’t wait to take this partnership long into the future.

Jack Dorsey

And from our side, I think—as I said in my last (inaudible), we get the question all the time on this call, like what are some ways that you are all thinking about connecting the Seller and the Cash App ecosystems, and this one is massive and also obvious. We think, from a seller perspective, the most obvious point is this is yet another tool to help drive more sales to a seller, and also help us reach sellers that we have not been able to serve in the past, and that includes larger, more enterprise, global retail sellers, and for us to be able to scale from the smallest of shops in your neighborhood up to the largest of retailers in the world with one solution that brings people to the rest of our ecosystem, is exactly our ecosystem strategy and this gives us a lot of fuel to continue to expand that.

On the Cash App side, this is (inaudible) capability. So adding more capabilities to Cash App customers that they can have a choice on how they’re interacting with the economy is pretty incredible. But also given that a lot of the consumer side is going to be focused on discovery first and foremost, it gives the Cash App a way to provide more daily value, something that people want to open up every single day to check out what’s new and to see our entire ecosystem of services within the Cash App as well.

So, if you combine those two together, you get a strong connection between the ecosystems, where even if they weren’t connected, you have a lot of strength for each ecosystem, but again I think both the power and the true value of our Company over the long term is how we connect all these ecosystems together, starting with Seller and Cash App, but obviously it goes bigger than that years ahead.

Tien-Tsin Huang

Yes. Grateful for the comment. Congrats again.

Operator

Thank you very much. Our next question comes from Darrin Peller from Wolfe Research. Darrin, please go ahead, your line is open.

Darrin Peller

All right. Thanks guys and congrats on this. You clearly outperformed in getting Cash App gross profit and it was pretty clear that it was engagement levels when you look at the comments you made of two thirds of users transacting every week. When we consider that and now the combination with Afterpay, if you can just a) touch on what’s really driving that incremental engagement on the Cash App side, how much more room it has? And then probably more importantly, when you think of integration with Afterpay and what that can mean, Afterpay’s revenue per user is even higher, I think, can you just touch on a) the work that has to get done to actually integrate the two together and what we can envision and timing around it, and then what that means for engagement opportunities between the two?

Amrita Ahuja

Thanks, Darrin. I can take a swap (phon) on this one. I’ll start with sharing a bit more about that growing engagement we’ve seen on Cash App and then share more about what that means in integration with Afterpay.

From a Cash App perspective, we’ve seen that as we’ve added that weekly and daily utility with additional products and features and functionality of the Cash App that our customers have exhibited growing engagement with us. Weekly actives has steadily increased as a percent of monthly actives one-time, with nearly now two thirds of our monthly—40 million monthly actives using Cash App each week on average in June. This engagement has in turn driven monetization as inflows and product adoption has increased. Gross profit per transacting actives was up 2.5 times from two years ago in the quarter and up a third from just two quarters ago.

Historically, what we’ve seen is that the average customer who adopts two or more products in Cash App generates 3 to 4 times the gross profit compared to the average peer-to-peer customer. We believe that integrating the Afterpay app into Cash App has the opportunity to drive that commerce discovery that Jack was speaking to to drive further consumer engagement that also benefits merchants in the form of lead generation. This means that consumers will be able to browse merchants, purchase goods or services within Cash App and use buy-now, pay-later at the checkout, allowing the consumer to pay in for interest-free installments directly from Cash App, again, driving that recurring engagement.

We see this has a natural extension—this really represents a natural extension of Cash App’s current ecosystem around spending and rewards. Obviously, from a spending perspective, we’ve seen strong adoption of cash card at 10 million monthly active as of March and 7 million weekly actives with spend per customer increasing over time and from a rewards perspective Boosts is currently an engagement and merchant marketing tool and it could be used at scale as a compelling acquisition tool for Afterpay’s enterprise merchants, while also providing that increased utility for Cash App customers.

So we see the potential in the integration of Afterpay into Cash App to drive greater utility for our customers and ultimately greater lifetime value in ARPU for us over time.

Operator

Thank you. Our next question comes from Timothy Chiodo from Credit Suisse. Timothy, please go ahead.

Timothy Chiodo

Great. Thanks a lot for taking the question. I want to dig in a little bit in the area of the synergy that you highlighted a few times in the prepared remarks and also in the letter last night or the slides around the larger seller opportunity. So the opportunity to introduce the Square ecosystem to those larger merchants that work with Afterpay, maybe you can just bring that to life a little bit more, what aspects of the ecosystem might be most appealing and what that road map might look like.

Jack Dorsey

Yes. Thanks for the question, Tim. This is obviously an area that gets us really excited because the more we can expand the boundaries of what types of merchants and what sizes of merchants we can offer our products to the better off our ecosystem is. So, there’s millions of seller feeds (phon) spread around the business today across large stadiums to small e-commerce sites, restaurants, helping pick up and delivery. We have a larger in person presence than Afterpay has today and 60 billion of in-person volumes but with 80 billion in omnichannel volumes growing quickly, but Afterpay can provide access to a number of, as I said in my previous answer, enterprise and retail merchants with a global presence, which sellers can help move to omnichannel and expand to more in-person commerce.

So, a big part of our thesis and strategy around our ecosystem is making sure that we have a service, a feature or a product that a seller can hire and it may be specific to them but that allows the door to open to the rest of our ecosystem and we want to make sure that all of our products and services, all of our features scale from the smallest to the very largest.

So, it doesn’t matter how they come in, we want to make sure that once they do come in they see everything else we have to offer and they’re hiring us for multiple jobs and not just the one that they came in to the system for.

So we have a similar play on the consumer side, with Cash App, but this on the seller’s side gives us a greater tool to sell to enterprise, larger global retail merchants in a way that we just haven’t had in the past. Again, why that matters is because we can introduce them to the larger ecosystem as well.

Timothy Chiodo

Excellent. Thank you, Jack.

Jack Dorsey

Thank you.

Operator

Thank you. Our next question comes from Bryan Keane from Deutsche Bank. Bryan, please go ahead.

Bryan Keane

Hi guys. Congrats on the deal from me as well. Thinking about the space, there’s lots of large players entering this attractive BNPL sector, PayPal, Amex and even Apple. How does Afterpay-Square differentiate its solution versus the competition and make sure that overall in the industry we just don’t see further competition pushing take rates down lower? Thanks.

Jack Dorsey

I can start with this. I think, first and foremost, where we believe we’re most differentiated is our combined ecosystem strategy. So, we see a lot of competitors with a seller ecosystem or a consumer ecosystem but there are very, very few with both together, and as you look at the market, having the ability for a seller to come in for buy-now, pay-later but also have the entire suite of tools they need to run the rest of their business is pretty magical. It’s magical because it saves them a lot of time, they don’t have to spend a lot of time connecting different vendors together, they can focus entirely on just building their business. While it seems that’s important for the smaller companies, it’s even more critical for the larger companies, even the enterprise global retailers as well.

So, our model and our strategy is really focused on this fundamental principle of we have two ecosystems at scale serving both sides of the counter and the more we can connect them together to be seamless, the more value we can create both for the merchants, for the individuals, their customers and also for our Company as well.

Maybe Nick can speak to this as well.

Nick Molnar

Yes, absolutely. Thanks, Jack. From my perspective, we’ve differentiated ourselves over the years by providing—well, looking at it through the lens of what value can we drive for the retailer. So, naturally, our retailers feed value in our core payment platform and it delivers higher average order value, increased return rates—lower return rates, increased conversion rates, but the undercurrent here of how retailers really assess often the business performance is can we actually drive new business to their platform? Can we act as a customer acquisition channel for the retailer and drive business to them?

As I mentioned before, on average sending a million leads per day over the course of the last 12 months to our retailers shows that we can perform not just through the core payment platform but actually add value directly. There aren’t a lot of payment providers that have successfully built a platform that has the ability to drive new business to retailers. So when I think about what we’ve been able to achieve as a result of reaching 16 million annual active consumers, the ability to couple that with 70 million annual active Cash App consumers and the ecosystem that unfolds as a result of that, the value we can drive to our retailers, I believe, is demonstrably greater than the existing strong results that we’ve been able to perform.

So, really excited about it from that perspective on our side.

Bryan Keane

Got it. Very helpful. Thanks so much.

Operator

Thank you very much. Our next question comes from Ramsey El-Assal from Barclays. Please go ahead, Ramsey, your line is open.

Ramsey El-Assal

Hi, thanks for taking my question. I wanted to ask about how Afterpay kind of advances the Square international market strategy. Can we expect you to build out a broader presence for Square? For example, Square products in global markets where Afterpay may already be operating where maybe Square isn’t. Any color around international strategy would be appreciated.

Amrita Ahuja

Sure. Thanks for the question, Ramsey. Maybe I can kick off and Nick you can add in. Global expansion has been a top priority as you know for Cash App and Seller and we see our geographic presence as complementary with Afterpay. Afterpay has driven strong growth across Australia, New Zealand and more recently U.S. and see and the U.K., with recent launches as well across Europe, in Spain, France and Italy and Afterpay has grown both its consumer and merchant presence in these markets. We see that that growing global presence allows for easier entry into new markets and helps us potentially expand in markets where we already exist but have a smaller presence, as well as potentially those new markets. The vast majority of Cash App and Seller GPV are from the U.S. today, but we’re already on that pathway of growing in existing markets. Sellers for markets outside the U.S. are achieving close to U.S. payback levels on investment. We’re closing the product parity gap. We’re seeing growth rates in those markets to 2x the U.S. And we’re now launching in new markets. Most recently in Ireland and with the France beta as well.

So Afterpay’s footprint and expertise can further enable our expansion and whether in geographies where we’re both present as well as new geographies together, and that opportunity to strengthen our combined product offering and acquiring new customers together is profound when you think globally.

Nick Molnar

And Amrita, if I can add. From an Afterpay perspective, we’ve been focused on global expansion as well. As Jack mentioned earlier, that strength from an enterprise retail perspective and the ability to go global with your global retailers has been a core focus for us. Since launching in North America just three years ago we’re seeing very strong growth in the region, and particularly in the U.S. The U.S. now for us represents our largest consumer base from any country in FY21, and it’s been our fastest growing geo on a volume basis.

So, we want to focus more investment in the U.S., which is why we see such a strategic opportunity to join Square and the combination with Cash App and Seller, as was spoken about a few times, I think provides the two sides of the equation.

And similarly, we recently announced the launch of Money by Afterpay. We’ve been experiencing—we have this existing product in geos where Cash App doesn’t exist today, which we can help leverage to help Cash App reach more geographies.

So, together, I believe there’s a long-term opportunity here to explore and learn about new geographies.

Ramsey El-Assal

Great. Thanks so much.

Operator

Thank you. Our next question comes from Jason Kupferberg from Bank of America. Jason, please go ahead.

Jason Kupferberg

Great. Good morning guys. Thanks for all the color here. I wanted to follow-up on the earlier question just about buy versus sales (phon) and maybe if you can talk more specifically about the pros and cons that you may have considered of entering the BNPL space by buying as opposed to building. Wondering if you actively considered the latter option since Square obviously has a strong legacy of organic innovation.

Jack Dorsey

Yes. We’re always considering the options we have before us, but in this particular case it really came back to Nick and Ant and the team and how innovative they’ve been and how early they were in the space and how strong their ambition is and how much it complements our strategy. It allows us to move much faster. It achieves a bunch of our goals in terms of expanding the types and sizes of merchants that we can reach and there was just an obvious connection into our current ecosystem that made us all even stronger.

So, I think we get a lot of wisdom, a lot of knowledge, a lot of customer understanding by going this route and that will set us up for a much stronger feature where we can move much, much faster if we were to just start from scratch. And we get two incredible leaders into the Company to continue to build out not just Afterpay but (inaudible) on the rest of our business as well and continue to raise the bar on what we’re able to do.

Nick Molnar

And Jack, maybe I can add from an Afterpay perspective. We’re certainly at the early days for buy-now, pay-later being at 2% penetration of e-com and even less so the overall credit card spend. So, from Ant and my perspective, the combination of our companies aligns with our long-term objectives of financial inclusion. As Jack just mentioned, during our conversation we’ve discovered incredibly strong alignment between the Leadership teams. It’s one thing to have on paper what your values, mission and vision look like, but the way that each of our teams live and breathe our missions of economic empowerment and financial inclusion was incredibly clear and apparent.

So, yes, look, we see huge opportunity in our combined combination, accelerating our shared mission and long-term vision and growth and we’re excited about this announcement today. I think this is really exciting for shareholders of both companies.

Jason Kupferberg

Thanks, Jack. Thanks, Nick.

Operator

Thank you. That’s the time for the questions we’re taking today. We’ll hand back over to the Management team for any closing remarks. Many thanks.

Jason Lee

Thank you, everyone, for joining our second quarter earnings call, and that concludes this call. Thank you.

[END OF CALL]

Additional Information and Where to Find It

In connection with the proposed transaction (the “Transaction”) between Square and Afterpay Limited (“Afterpay”), Square intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, AFTERPAY, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the Australian Securities Exchange (“ASX”) announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com.

Participants in the Solicitation

Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the ASX. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this communication include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; expectations around the financial impact of the transaction on Square’s financials; and statements regarding the expected timing for the closing of the pending transaction.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay.

In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions, including shareholder approvals; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements.

All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice.

The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.